Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Vasogen Inc. 2505 Meadowvale Boulevard Mississauga, ON L5N 5S2

Item 2	Date of Material Change

Monday, March 3, 2008

Item 3	News Release

A press release with respect to the material change described herein was issued on March 3, 2008, via Canada NewsWire and filed on SEDAR.

Item 4	Summary of Material Change

Update on Acclaim II.

Item 5
Full Description of Material Change
The Company announced in December that the FDA was examining its internal jurisdiction over Vasogen's Celacade™ System in the context of a newly issued draft guidance document to assess whether this document was relevant to Celacade. Previously, the FDA's Center for Devices and Radiological Health (CDRH) acted as lead reviewer of Celacade, with input from the Center for Biologics Evaluation and Research (CBER). The FDA has confirmed that Celacade will remain regulated as a medical device; however, CBER will be the lead reviewer of the Celacade technology, with CDRH providing input. The transition process from CDRH to CBER is now complete.    As part of the transition, on February 29, CDRH communicated to the Company that they now disagree with the use of a Bayesian approach because of a concern with recruiting a heterogeneous study population between ACCLAIM and ACCLAIM II. This is contrary to the FDA's original communication to Vasogen recommending a Bayesian study design, and, as part of its ongoing informal dialogue, the Company plans to provide the FDA with its position regarding the ACCLAIM II study population.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Confidentiality is not requested

Item 7	Omitted Information

Not applicable

Item 8	Executive Officer

For further information contact Glenn Neumann, Investor Relations of Vasogen, Inc. at (905) 817-2004.

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, Ontario, this 3rd day of March, 2008.